Exhibit 99.7

To:
Mr. Zwi Williger Zvi V. & Co. Company Ltd.	Mr. Joseph Williger Yossi Willi Management and Investment Ltd.
Y.M. Dekel Holdings and Investments Ltd.

11 November 2015
Dear Sirs,

I hereby personally, unconditionally and irrevocably undertake to pay to you, (or any of you), immediately upon your first written demand the payment of $1,600,008 ("Put Option Amount") due to you in connection with the exercise of the Put Option pursuant to Section 13 of the purchase agreement dated March 2, 2014 by and among B.S.D Crown Ltd. (formerly Emblaze Ltd.), Zvi V. & Co. Company, Ltd., Yossi Willi Management and Investments Ltd., Y.M. Dekel- Holdings and Investments Ltd. Mr. Zwi Williger and Mr. Joseph Williger (as amended from time to time, the “Purchase Agreement” and the "Put Option", respectively).

I hereby waive any and all rights and defenses that I may have as guarantor under any applicable law or agreement.

The execution and interpretation of this undertaking shall be governed by Israeli Law and the competent courts in Israel shall have exclusive jurisdiction in the event of any dispute in connection with this undertaking.

This personal, irrevocable and unconditional undertaking shall come into effect simultaneously with the receipt of the SGM Approval (as such term is defined in the agreement dated as of the date hereof by and between G. Willi-Food International Ltd. , Zwi V. & Co Company Ltd. and Yossi Willi Management and Investment Ltd. (  the"Agreement")) and provided that the Agreement shall become effective in accordance with its terms,  and expire upon the payment in full of all of the Put Option Amount by B.S.D Crown Ltd.

Sincerely,

/s/ Gregory Gurtovoy
Gregory Gurtovoy